File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	26 October 2005
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	20

RECEIVED
2005 NOV -3 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012293

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA Interim Report 1 January - 30 September 2005"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Margareta Hed

Bodil Eriksson / Margareta Hed

Encl.

Interim Report

File no. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg.No. 556012-6293

SCA

Interim Report 1 January–30 September 2005

Third quarter 2005 compared with second quarter 2005

- Net sales amounted to SEK 24,740 M (23,986).
- Earnings after taxes amounted to a loss of SEK 2,411 M (gain: 1,006).
- Earnings per share amounted to a loss of SEK 10:31 (gain: 4:27).
- Earnings after financial items amounted to a loss of SEK 3,396 M (gain: 1,361). Adjusted for items affecting comparability totaling expenses of SEK 4,940 M in the third quarter, earnings after financial items amounted to SEK 1,544 M (1,361).

1 January–30 September 2005 compared with preceding year

- Net sales amounted to SEK 71,244 M (66,839).
- Earnings after taxes amounted to a loss of SEK 743 M (gain: 4,110).
- Earnings per share amounted to a loss of SEK 3:22 (gain: 17:49).
- Earnings after financial items amounted to a loss of SEK 1,141 M (gain: 5,614). Adjusted for items affecting comparability totaling an expense of SEK 5,365 M (26), earnings after financial items amounted to SEK 4,224 M (5,588).

Earnings and cash flow

	2005:3	2005:2	2005:1		0509	0409
Earnings per share, SEK	-10.31	4.27	2.82		-3.22	17.49
Cash flow from current operations per share, SEK	7.16	4.64	-0.11		11.70	16.11
Net sales, SEK M	24,740	23,986	22,518		71,244	66,839
Earnings after financial items, SEK M	-3,396	1,361	894		-1,141	5,614
Net earnings, SEK M	-2,411	1,006	662		-743	4,110

Excluding items affecting comparability

Earnings after financial items, SEK M	1,544	1,361	1,319		4,224	5,588
Net earnings, SEK M	1,256	1,006	976		3,238	4,070
Earnings per share, SEK	5.48	4.27	4.16		13.91	17.32

Effective 2005, the Group's financial reports are prepared in accordance with International Financial Reporting Standards (IFRS). According to EU directive, the application is mandatory for publicly listed companies. The effects of the conversion are reported as an adjustment in the opening balance of shareholders' equity for 2004. All comparative figures for 2004 have been recalculated.

A detailed description of the effects of the conversion from Swedish accounting standards to IFRS on opening and closing balance sheet totals for 2004, and earnings in 2004, is presented in the Annual Report for 2004 (Note 33). Effects of the conversion to IAS 32 and 39 as per January 1, 2005 are presented in detail in the interim report for the first quarter 2005. The first-quarter report also includes a presentation of the conversion's effects on Group earnings and equity per quarter during 2004. For further information please visit www.sca.com.

COMMENTS BY THE CEO

Our efforts to reduce the cost level within the Group are beginning to show results. Within the framework of the program initiated in the fourth quarter of 2004 and the first quarter of 2005, we have cut costs to date by about SEK 400 M. Our employees are working in a focused manner with implementing the cost-savings program and work is proceeding according to plan.

Consolidated sales increased in the third quarter by 3% compared with the second quarter and amounted to SEK 24,740 M. Adjusted for restructuring costs of SEK 4,940 M, earnings after financial items improved by 13% compared with the second quarter, of which 5% was attributable to currency effects.

The improved result are attributable to volume increases in personal care products and within our US tissue operations. The effects of the savings programs also contributed significantly to the improvement. The price picture for tissue in the consumer sector has stabilized since April. During the third quarter, SCA gained acceptance for price increases in certain European markets. The price increases are expected to gain effect at the end of the fourth quarter of 2005 and in the first quarter of 2006. Prices for consumer tissue in the German market were increased for the first time in four years. Prices were increased in our American Away-from-Home (AFH) operations at the end of the quarter. The rising volume of sales of publication papers also contributed to the improvement.

The substantially increasing energy costs are affecting us on all markets. The effects are still limited as a result of our long-term contracts. We expect that the effects will be notable in the fourth quarter of 2006, if the high cost level remains.

SCA's European packaging operations reported satisfactory volumes during the seasonally weak third quarter. Prices for corrugated board are stable as of the beginning of the third quarter, while prices for containerboard declined. After the price declines in the summer, price hikes have been announced for kraftliner and testliner. The packaging market in Europe is still characterized, however, by overcapacity for containerboard. Accordingly, the competition is intensive in containerboard. In addition to SCA, other players have announced restructuring measures, which is leading to a continued necessary consolidation of the industry.

The market trends that affect our operations remain in all significant respects challenging. Despite this situation, we are seeing certain signs of increased stability and opportunities for price increases. Our long-term focus on reducing costs within the Group means a stronger SCA.

Jan Åström
President and CEO

EARNINGS TREND (excluding items affecting comparability)

Earnings comments through page 6 are excluding the costs for the efficiency enhancement program.

SEK M	2005:3	2005:2	2005:1	0509	0409
Net sales	24,740	23,986	22,518	71,244	66,839
Operating expenses	-21,190	-20,711	-19,343	-61,244	-55,948
Operating surplus	**3,550**	3,275	3,175	**10,000**	10,941
Depreciation	-1,616	-1,564	-1,519	-4,699	-4,456
Share in earnings of associated companies	3	8	6	17	16
Operating profit	**1,937**	1,719	1,662	**5,318**	6,501
Financial items	-393	-358	-343	-1,094	-913
Earnings after financial items	**1,544**	1,361	1,319	**4,224**	5,588
Income tax	-288	-355	-343	-986	-1,518
Net earnings	**1,256**	1,006	976	**3,238**	4,070
Earnings per share, SEK	5.48	4.27	4.16	13.91	17.32
Of which operating profit per business area and segment					
Hygiene Products	1,083	962	908	2,953	3,457
- Tissue	*428*	*391*	*379*	*1,198*	*1,618*
- Personal Care	*655*	*571*	*529*	*1,755*	*1,839*
Packaging	444	455	458	1,357	2,024
Forest Products	516	416	401	1,333	1,320
- Publication papers	*206*	*113*	*121*	*440*	*333*
- Pulp, timber and solid-wood products	*310*	*303*	*280*	*893*	*987*
Other	-106	-114	-105	-325	-300
	1,937	1,719	1,662	5,318	6,501

Third quarter 2005 compared with second quarter of 2005 (excl. items affecting comparability)

Net sales increased by 3%. Currency movements had a positive impact of 2% on net sales.

Operating profit rose 13%, of which positive currency movements accounted for 5 percentage points of the improvement. Forest Products improved operating profit by 24% and Hygiene Products by 13%, while Packaging's operating profit was 2% lower than in the preceding quarter.

Financial items amounted to an expense of SEK 393 M (expense: 358). The second quarter includes dividends of SEK 23 M. Consolidated earnings after financial items excluding items affecting comparability amounted to SEK 1,544 M (1,361), up 13%. Currency movements had a positive impact of 5%.

1 January–30 September 2005 compared with preceding year (excl. items affecting comparability)

Net sales increased by 7%, of which acquisitions contributed 4 percentage points. Currency movements affected net sales only marginally.

Excluding items affecting comparability totaling an expense of SEK 5,365 M (expense: 44), the operating profit declined by 18%. Currency movements had only a marginal impact.

Return on equity amounted to 8% (10) and return on capital employed was 8% (10), excluding items affecting comparability.

BUSINESS SEGMENTS

TISSUE

The demand for consumer tissue in Western Europe was satisfactory during the third quarter. Despite overcapacity and continued intense competition, prices stabilized since April. However, the earnings trend remains weak due to rising energy costs. The need for price hikes has existed for some time and SCA has announced price increases in all major markets and has gained acceptance on some of them. The price increases will gain effect late in the fourth quarter of 2005 and in the first quarter of 2006. An increase in the prices of consumer tissue in the retail sector in Germany for the first time in four years marks a breakthrough.

Demand in the European segment for AFH tissue was seasonally somewhat lower during the third quarter. Competition remains intensive. A successive upgrading of the product mix contributed to sustained margins.

At the beginning of the third quarter, production was started at the new plant in Valls, Spain, which was earlier than planned. The plant has an annual capacity of 60,000 tons. SCA is forming a new production structure for SCA's European tissue operations. It will lower cost and enhance efficiency by using joint plants for consumer and AFH tissue.

The volume trend in the North American AFH operations was strong in the third quarter. Another price increase was implemented in September (earlier price hikes were carried out in the first quarter), which partially offset the increased energy costs. Order bookings are favorable. SCA has continued work with upgrading the product mix. Combined with high production outputs, this has also contributed to a positive earnings trend.

Net sales in the third quarter amounted to SEK 7,917 M, up 5% compared with the year-earlier quarter. The increase is mainly attributable to volume increases in North America. Compared with January–September 2004, net sales rose 12%, of which 10 percentage points are attributable to the acquisitions in Mexico and Australia.

Operating profit for SCA's tissue operations for the third quarter was SEK 428 M, an increase of 9% compared with the preceding quarter, of which 3 percentage points are currency effects. Operating profit were affected positively by volume increases in North America. Compared with the January–September period in the preceding year, operating profit declined by 26%. The decline is attributable to the earlier price pressures in the European consumer tissue operations and higher raw material and energy costs.

PERSONAL CARE

Demand for personal care products overall was favorable, with stable prices. Competition remains intense, particularly in the baby diapers and feminine hygiene product areas.

The incontinence segment, in which SCA is the global market leader, continues to show favorable growth. The health care sector in Europe had a seasonally weak start of the quarter, but sales rose successively. However, the growth pattern varies within Europe, primarily due to different healthcare reimbursement systems. Growth in the retail market is favorable. New launches within the framework of the global brand TENA are driving sales and contributing to maintaining SCA's global market-leading position. Tena Discreet, a new pant diaper sold through the retail trade with advanced design and fit, was launched in the US during the summer. The launch is strategic since it focuses on the largest segment in terms of sales. Broad consumer marketing was started during the third quarter.

Sales of baby diapers rose in the third quarter. Baby pant diaper Libero Up&Go was successfully relaunched on the important Nordic market.

The market for feminine hygiene products is still intensely competitive. Many new products are being launched in the low-price and premium segments. During the quarter, SCA increased its marketing activities for its brands. At the same time, preparations are under way for launch of an entirely new product family in 2006.

SCA's sales of feminine hygiene products in Australia continued to increase, with favorable earnings contribution.

Net sales in the third quarter amounted to SEK 5,026 M, an increase of 6% compared with the preceding quarter. The increase is due to a positive volume trend, primarily in incontinence products. Compared with the January–September period in 2004, net sales rose by 8%, of which 5 percentage points are attributable to acquisitions.

Operating profit for the third quarter was SEK 655 M, up 15% compared with the preceding quarter. The currency effect was 4 percentage points. The earnings improvement is attributable to lower costs and favorable volume development. Compared with the January–September period in 2004, operating profit declined by 5%, which is due primarily to increases in raw material costs.

PACKAGING

After a weak first half of the year, sales improved within the European packaging operations during the end of the third quarter.

The substantial overcapacity within the containerboard area in Europe, combined with weak demand, has characterized the market for some time. Prices for testliner as well as kraftliner have fallen since the beginning of the year, but stabilized toward the end of the third quarter. SCA has announced price hikes for testliner and kraftliner that are expected to yield effects successively toward the end of the fourth quarter. The prices for corrugated board have also fallen since the beginning of the year, but were stable during the third quarter. However, price increases are needed to regain profitability. Recovered paper prices were unchanged in the third quarter.

SCA's European operations for integrated packaging solutions developed favorably. Compared with the preceding year, growth among strategic customers (key accounts) was 8%. The growth is the result of SCA focusing on the consumer products companies' specific needs for packaging, design and information solutions.

The American packaging operations reported unchanged volumes during the quarter. Increased costs for oil-based raw materials were offset by higher prices. The Chinese market is characterized by favorable demand and growth under intense competition.

Net sales in the third quarter amounted to SEK 8,351 M, up 3% compared with the preceding quarter of which currency effects 2%. Compared with the January–September period in 2004, net sales rose 2%.

Operating profit for the third quarter was SEK 444 M, a decline of 2% compared with the preceding quarter. The effects of the savings programs impacted positively on the earnings decline. Compared with the January–September period in 2004, operating profit declined 33%, an effect of lower prices in corrugated board and containerboard.

PUBLICATION PAPERS

Demand for publication papers rose in Western Europe during the third quarter, with slightly rising prices. Customer inventories in magazine papers are now at normal levels after the Finnish strike. Accordingly, deliveries have been high. The advertising market has strengthened, particularly in Germany. SCA's order bookings are favorable, primarily with regard to LWC paper.

Net sales for SCA's publication papers in the third quarter amounted to SEK 2,034 M, an increase of 4% compared with the preceding quarter. Compared with the January–September period in 2004, the increase in net sales was 6%.

Operating profit in the third quarter was SEK 206 M, up 82% compared with the second quarter. High capacity utilization, seasonally strong volumes and somewhat better prices contributed to the increase. Compared with the year-earlier January–September period, operating profit was up 32%. The earnings improvement is due to increased prices in which the effects were offset by higher energy costs.

PULP, TIMBER AND SOLID-WOOD PRODUCTS

The price situation for long-fiber pulp is unchanged since the summer. Prices for short-fiber pulp declined due to surplus supply. The market balance for solid-wood products improved during the third quarter and prices for pine increased. The price for spruce follows earlier trends, with stable prices in the quality segments. In the lower grades, supply has increased due to heavy storm felling in southern Sweden, resulting in lower prices. Deliveries from SCA's sawmills were high during the past quarters which resulted in declining inventory levels.

Net sales of pulp, timber and solid-wood products during the third quarter amounted to SEK 1,952 M, a decline of 9% compared with the preceding quarter. The decline is attributable to high deliveries during the second quarter. Compared with the January–September period in 2004, net sales rose by 7%.

Operating profit for the third quarter was SEK 310 M, up 2% compared with the preceding quarter. Higher prices for solid-wood products contributed to the result improvement. Compared with the January–September period a year earlier, operating profit was down 10%, due to the higher price levels for pulp and solid-wood products in 2004.

OPERATING CASH FLOW ANALYSIS

SEK M	2005:3	2005:2	2005:1	0509	0409
Net sales	24,740	23,986	22,518	71,244	66,839
Operating cash surplus	3,425	3,155	3,087	9,667	10,737
% of net sales	*14*	*13*	*14*	*14*	*16*
Current capital expenditures, net	-785	-1,163	-750	-2,698	-2,674
% of net sales	*-3*	*-5*	*-3*	*-4*	*-4*
Change in working capital	284	-175	-1,266	-1,157	-1,588
Structural costs etc.	-364	-169	-156	-689	-160
Operating cash flow	**2,560**	1,648	915	**5,123**	6,315
Tax payment etc[1]	-596	-311	-704	-1,611	-1,974
Free cash flow	**1,964**	1,337	211	**3,512**	4,341
Per share, SEK	*8.41*	*5.73*	*0.90*	*15.04*	*18.59*
Interest payment after taxes	-291	-253	-237	-781	-578
Cash flow from current operations	**1,673**	1,084	-26	**2,731**	3,763
Per share, SEK	*7.16*	*4.64*	*-0.11*	*11.70*	*16.11*
Strategic investments and divestments	-456	-741	-662	-1,859	-9,492
Cash flow before dividend	**1,217**	343	-688	**872**	-5,729
Dividend	-21	-2,455	-	-2,476	-2,471
Conversion of debentures, warrants	-	-	-	-	9
Sale of own shares	3	1	2	6	1
Net cash flow	**1,199**	-2,111	-686	**-1,598**	-8,190

[1] Tax attributable to operating profit

Third quarter 2005 compared with second quarter of 2005

Cash flow from current operations improved compared with the second quarter and amounted to SEK 1,673 M (1,084). Expenditures for the ongoing efficiency enhancement program rose from SEK 72 M to SEK 423 M. Despite this, cash flow improved. The improvement is due mainly to higher operating cash surplus, positive development in working capital and lower current capital expenditures.

1 January–30 September 2005 compared with 2004

Compared with the first nine months of 2004, operating cash flow declined, due mainly to the effect of lower operating cash surplus, increased expenditures for the ongoing efficiency enhancement program and higher interest expenses. Tax payments declined somewhat compared with the preceding year.

FINANCIAL ITEMS AND TAXES

Financial expenses rose to SEK 1,094 M (843). The increase is primarily attributable to higher net debt due, among other factors, to the company acquisitions carried out.

The tax expense for current earnings is calculated based on the income distribution that SCA currently has among the countries. The average tax rate for the current year is calculated to amount to 24%, compared with the earlier estimated 26%. As a result, the tax expense in the third quarter was affected retroactively by this reduction. The distribution among the countries of the restructuring costs is expected to result in an average tax rate of 26% for these expenses.

FINANCING AND SHAREHOLDERS' EQUITY

Net debt amounted to SEK 40,460 M, an increase of SEK 4,637 M from the beginning of the year. The increase is due to a negative cash flow of SEK 1,598 M, negative currency effects of SEK 2,729 M and changes in valuations, in accordance with IAS 19, for pensions and, in accordance with IAS 39, for financial instruments, amounting to a negative SEK 310 M.

The Group's pension liabilities increased by SEK 693 M during the year. The increase was attributed primarily to lower interest rates and currency effects. A higher yield on assets held in funds helped to limit the increase. Negative effects on equity amounted to SEK 286 M[1] after taxes.

---

[1] *Actuarial gains and losses from calculation of pensions are reporting directly in shareholders' equity.*

Consolidated shareholders' equity rose during the period by SEK 67 M to SEK 55,037 M. Net earnings for the period reduced equity by SEK 743 M. Currency effects impacted positively on shareholders' equity by SEK 3,280 M, while dividends had a negative impact of SEK 2,476 M. Effects of revaluations in compliance with IAS 19 for pensions, and IAS 39 for financial instruments, had a negative impact of SEK 156 M after taxes.

The debt/equity ratio, which amounted to 0.65 at the beginning of the year, totaled 0.73 (0.64) at the close of the period. After taking into account the restructuring costs, interest coverage multiple was 0.0 (7.7).

PERSONNEL

The average number of employees at the close of the quarter was 51,585, compared with 50,917 at the end of the third quarter in 2004. The increase represents the net amount of acquisitions and rationalization programs implemented within the Group.

RATIONALIZATION PROGRAM ETC.

The savings program that was announced in August 2005 and which will yield annual savings of SEK 1,550 M, with full effect in 2008, is proceeding as planned. The previously initiated information and negotiation process means that the third quarter is charged with the restructuring costs for the entire program of SEK 4,940 M, of which SEK 2,321 M is write-downs. Other restructuring costs, SEK 2,619 M, are related primarily to the release of personnel. The cash expenditures and savings effects during the third quarter were marginal. The program's savings during the fourth quarter are estimated at SEK 50 M.

To date, negotiations on closures have been conducted, among others, with the testliner plants in Argovia, Switzerland and Djursland, Denmark. A total of 245 full-time positions are affected and the plants have a combined capacity of 310,000 tons. The plant in Argovia is being closed during November 2005, while Djursland will be closed in March 2006. In addition, negotiations are under way about the closure of the tissue plant in Tilburg, Netherlands. The closure affects 130 full-time positions and the plant has a production capacity of 30,000 tons. The plant is scheduled to be closed during the second half of 2006.

Moreover, negotiations about cutbacks are being carried out within the Nordic tissue operations in Lilla Edet and Jönköping, Sweden, and Drammen, Norway. The cutbacks involve 150 full-time positions. SCA's savings program also includes converting plants and administrative personnel. Information about the measures has been provided to the organizations representing the affected employees.

Programs announced earlier, which were largely completed during the current year, are proceeding according to plan. The effect on full-year 2005 is estimated at SEK 600 M, of which about SEK 400 M affected earnings in the first nine months.

The testliner mill in Aschaffenburg, Germany, is being rebuilt to meet the demand for light-weight liner, which makes Aschaffenburg one of our more important strategic projects. The rebuild will involve a lengthy production stop and, accordingly, will affect earnings in the fourth quarter.

A maintenance program for the kraftliner mill in Obbola, Sweden, will resolve in the existing soda recovery boiler being replaced. The investment amounts to about SEK 800 M, and will be distributed over the years 2006 and 2007. The investment is included in the Group's maintenance capital expenditures.

NOMINATION COMMITTEE

The Nomination Committee, whose task is to present proposals to the 2006 Annual General Meeting regarding the composition of SCA's Board of Directors and other matters, comprises Carl-Olof By, AB Industrivärden, also Chairman of the Nomination Committee, Curt Källströmer, SHB pension funds and foundations, etc., Björn Lind, SEB Fonder, Björn Fransson, Fourth Swedish National Pension Fund, Caroline af Ugglas, Skandia Liv, and Sverker Martin-Löf, Chairman of the Board of SCA.

SCA's Annual General Meeting will be held on Thursday, 6 April 2006 in Stockholm.

OTHER

This interim report was prepared in accordance with IAS 34 and the Swedish Financial Accounting Standards Council's recommendation RR 31 and, with regard to the Parent Company, RR 32. Actuarial gains and losses from calculating of pensions are reported directly in shareholders' equity.

The EU has not yet approved this supplement to IAS 19. The EU's expert body for accounting, EFRAG, is in favor of approval.

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the Parent Company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues during the period January–September 2005 totaled SEK 116 M (108) and earnings before appropriations and taxes amounted to SEK 704 M (2,373). During the quarter, the Parent Company made no investments in shares and participations. Investments in properties and plant amounted to SEK 23 M (26) during the period. Liquid funds at the close of the period amounted to SEK 0 M (3).

The Nordic tissue operations of Munksjö were acquired during the period. The acquisition amount was SEK 249 M on a debt-free basis and goodwill preliminarily amounts to SEK 80 M. The acquisition balance is expected to be finally determined during the fourth quarter. The operations were consolidated as per 18 May 2005.

The year-end report for 2005 will be released on 31 January 2006.

SHARE DISTRIBUTION

30 September 2005	Series A	Series B	Total
Registered number of shares	38,445,535	196,591,163	235,036,698
Of which treasury shares	-	(1,626,117)	(1,626,117)

During the first nine months of 2005, 1,982,322 Series A shares were converted into Series B shares. The proportion of Series A shares at the close of the period totaled 16.4%.

Computed in accordance with IFRS recommendations, the effects of outstanding personnel options programs correspond to a maximum dilution effect of 0.06%, which was taken into account in calculations of earnings per share during the period under review.

Stockholm, 26 October 2005

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

Auditors' statement

We have reviewed this interim report and in this connection have followed the Recommendation issued by the Swedish Institute of Authorized Public Accountants (FAR). A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not fulfill the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 26 October 2005

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

Appendices, tables:

STATEMENT OF EARNINGS, GROUP

SEK M	2005:3	2004:3	2005:2	0509	0409
Net sales	24,740	22,812	23,986	71,244	66,839
Operating expenses[1, 2]	-23,809	-19,099	-20,711	-64,257	-55,942
Operating surplus	931	3,713	3,275	6,987	10,897
Depreciation and write-down, properties and plant[3]	-3,937	-1,588	-1,564	-7,051	-4,456
Share in earnings of associated companies	3	4	8	17	16
Operating profit	-3,003	2,129	1,719	-47	6,457
Financial items[4]	-393	-330	-358	-1,094	-843
Earnings before taxes	-3,396	1,799	1,361	-1,141	5,614
Income taxes[5]	985	-465	-355	398	-1,504
Net earnings	-2,411	1,334	1,006	-743	4,110
Earnings attributable to:					
Parent company shareholders	-2,408	1,324	998	-752	4,086
Minority interest	-3	10	8	9	24
Earnings per share, SEK					
- before dilution effects	-10.32	5.66	4.27	-3.22	17.50
- after dilution effects	-10.31	5.66	4.27	-3.22	17.49
Return on shareholders' equity	-17 %	10 %	7 %	2 %	10 %
Return on capital employed	-12 %	10 %	7 %	3 %	10 %
Margins (percent)					
Gross margin	3.8	16.3	13.7	9.8	16.3
Operating margin	-12.1	9.3	7.2	-0.1	9.7
Financial net margin	-1.6	-1.4	-1.5	-1.5	-1.3
Profit margin	-13.7	7.9	5.7	-1.6	8.4
Tax and minority	4.0	-2.0	-1.5	0.6	-2.3
Net margin	-9.7	5.9	4.2	-1.0	6.1
Specification of earnings per share					
Net earnings for the period	-2,353.0	1,334.0	1,006.0	-685.0	4,110.0
Minority interest	3.0	-10.0	-8.0	-9.0	-24.0
Adjusted earnings	-2,350.0	1,324.0	998.0	-694.0	4,086.0
Average number of shares before dilution	233.4	233.3	233.4	233.4	233.3
Outstanding warrants	0.1	0.2	0.1	0.1	0.2
Average number of shares after dilution	233.5	233.5	233.5	233.5	233.5
[1] Change in the fair value of growing trees, included in "other value changes, net"	82	63	81	245	189
Specifications of items affecting comparability					
[2] **Operating expenses**					
- Rationalization costs	-2,619	-	-	-3,013	-44
[3] **Depreciation and write-down, properties and plant**					
- Write-down in connection with rationalization programs	-2,321	-	-	-2,362	-
[4] **Financial items**					
- Sale of shares in Industrivärden	-	70	-	-	70
[5] **Taxes**					
- Effects of restructuring program	1,273	-	-	1,384	14

CONSOLIDATED INCOME AND EXPENSES REPORTED DIRECTLY IN SHAREHOLDERS' EQUITY

	January-September 2005	2004
Actuarial gains and losses related to pensions	-416	0
Financial assets that can be sold:		
- Result of valuation to fair value reported in shareholders' equity	107	-
- Transferred to income statement at sale	-	-
Cash flow hedges:		
- Result from revaluation of derivatives reported in shareholders' equity	43	-
- Transferred to income statement for the period	-2	-
- Transferred to acquisition value for hedged investments	-13	-
Translation difference in foreign operations	2,846	306
Result from hedging of net investments in foreign operations	434	-155
Tax on items reported directly in/transferred from shareholders' equity	125	0
Total transactions reported directly in shareholders' equity	3,124	151
Net earnings during the period	-743	4,110
Total for the period	**2,381**	**4,261**
Attributable to:		
- Parent Company shareholders	*2,333*	*4,216*
- Minority interests	*48*	*45*
	2,381	*4,261*
Other changes in shareholders' equity:		
- dividend to Parent Company shareholders	*-2,451*	*-2,450*
- dividend to minority interest	*-25*	*-21*
- sale of own shares	*6*	*9*
- conversion of debentures, warrants	*-*	*1*
- transition to IAS 32 and IAS 39 as of 1 January 2005	*95*	*-*
- other changes	*61*	*56*

STATEMENT OF EARNINGS, GROUP, additional information

	2005:3 EUR M[1]	2004:3 EUR M[1]	2005:2 EUR M[1]	0509 EUR M[2]	0409 EUR M[3]
Net sales	2,646	2,491	2,608	7,737	7,299
Operating expenses	-2,550	-2,086	-2,252	-6,978	-6,109
Operating surplus	**96**	405	356	**759**	1,190
Depreciation and write-down, properties and plant	-425	-174	-170	-766	-487
Share in earnings of associated companies	0	1	1	2	2
Operating profit	**-329**	232	187	**-5**	705
Financial items	-42	-36	-39	-119	-92
Earnings after financial items	**-371**	196	**148**	**-124**	613
Income taxes	107	-51	-38	43	-164
Net earnings	**-264**	145	110	**-81**	**449**

[1] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*
[2] *The average exchange rate of 9.21 was applied in translation to EUR.*
[3] *The average exchange rate of 9.16 was applied in translation to EUR.*

82-763

Quarterly data

STATEMENT OF EARNINGS, GROUP

	2005			2004			
SEK M	III	II	I	IV	III	II	I
Net sales	24,740	23,986	22,518	23,128	22,812	22,340	21,687
Operating expenses[1, 2]	-23,809	-20,711	-19,737	-20,222	-19,099	-18,644	-18,199
Operating surplus	931	3,275	2,781	2,906	3,713	3,696	3,488
Depreciation and write-down, properties and plant[3]	-3,937	-1,564	-1,550	-1,696	-1,588	-1,473	-1,395
Share in earnings of associated companies	3	8	6	2	4	8	4
Operating profit	**-3,003**	1,719	1,237	1,212	2,129	2,231	2,097
Financial items[4]	-393	-358	-343	-241	-330	-299	-214
Earnings after financial items	**-3,396**	1,361	894	971	1,799	1,932	1,883
Income taxes[5]	985	-355	-232	111	-465	-540	-499
Net earnings	**-2,411**	1,006	662	1,082	1,334	1,392	1,384
Earnings per share, SEK							
- before dilution effects	**-10.32**	4.27	2.83	4.63	5.67	5.94	5.90
- after dilution effects	**-10.31**	4.27	2.82	4.62	5.67	5.94	5.89
Margins (percent)							
Gross margin	3.8	13.7	12.4	12.6	16.3	16.5	16.1
Operating margin	-12.1	7.2	5.5	5.2	9.3	10.0	9.7
Financial net margin	-1.6	-1.5	-1.5	-1.0	-1.4	-1.3	-1.0
Profit margin	-13.7	5.7	4.0	4.2	7.9	8.7	8.7
Tax and minority	4.0	-1.5	-1.0	0.5	-2.0	-2.4	-2.3
Net margin	**-9.7**	4.2	3.0	4.7	5.9	6.3	6.4
[1] Change in the fair value of growing trees included in "other value changes,net"	82	81	82	63	63	63	63
Specifications of items affecting comparability							
[2] **Operating expenses**							
- Rationalization costs	-2,619	-	-394	-555	-	-14	-30
[3] **Depreciation and write-down, properties and plant**							
- Write-down in connection with rationalization programs	-2,321	-	-31	-171	-	-	-
[4] **Financial items**							
- Sale of shares in Industrivarden	-	-	-	100	70	-	-
[5] **Taxes**							
- Effects of restructuring program	1,273	-	111	320	-	5	9

BALANCE SHEET, GROUP

	30 September 2005		31 December 2004	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	19,432	2,083	17,131	1,906
Other intangible assets	2,032	218	2,025	225
Tangible assets	75,989	8,147	74,714	8,314
Shares and participations	561	60	696	77
Long-term financial receivables[2]	1,909	205	1,126	125
Other long-term receivables	1,201	129	682	76
Total fixed assets[3]	**101,124**	**10,842**	96,374	10,723
Operating receivables and inventories	29,313	3,143	25,774	2,868
Short-term investments	461	49	891	99
Assets held for sale	93	10	-	-
Cash and bank balances	1,564	168	2,735	304
Total current assets[4]	**31,431**	**3,370**	29,400	3,271
Total assets	**132,555**	**14,212**	125,774	13,994
Shareholders' equity				
Equity excluding minority interest	54,246	5,822	54,202	6,031
Minority interest	791	85	768	85
Total equity	**55,037**	**5,907**	54,970	6,116
Liabilities				
Provisions for pensions	5,081	545	4,388	488
Other provisions	11,528	1,230	12,346	1,374
Long-term interest-bearing debt	15,652	1,678	19,155	2,131
Other long-term interest-free liabilities	274	29	90	10
Total long-term liabilities[5]	**32,535**	**3,482**	35,979	4,003
Short-term interest-bearing debt[7]	23,563	2,526	15,776	1,755
Operating liabilities	21,420	2,297	19,049	2,120
Total current liabilities[6]	**44,983**	**4,823**	34,825	3,875
Total liabilities	**77,518**	**8,305**	70,804	7,878
Total equity and liabilities	**132,555**	**14,212**	125,774	13,994
Debt/equity ratio	**0.73**		**0.65[8]**	
Equity/assets	**42 %**		**44 %**	

[1] The average exchange rate of 9.33 (8.99) was applied in translation to EUR.

[2] Of which pension assets	*413*	*44*	*418*	*46*
[3] Of which derivative instruments	*570*	*61*	-	-
[4] Of which derivative instruments	*107*	*12*	-	-
[5] Of which derivative instruments	*413*	*44*	-	-
[6] Of which derivative instruments	*409*	*44*	-	-

[7] Contracted committed credit lines amount to SEK 25 794 M

[8] As per 1 January 2005 including adjustments for IAS 32 and IAS 39

OPERATING CASH FLOW ANALYSIS

1 January–30 September

SEK M	2005	2004
Operating cash surplus	9,667	10,737
Changes in working capital	-1,157	-1,588
Current capital expenditures, net	-2,698	-2,674
Structural costs etc.	-689	-160
Operating cash flow	**5,123**	6,315
Financial items	-1,094	-843
Income taxes paid	-1,283	-1,721
Other	-15	12
Cash flow from current operations	**2,731**	3,763
Acquisitions	-352	-7,583
Strategic capital expenditures, properties	-1,453	-1,729
Strategic structural expenditures	-55	-180
Divestments	1	0
Cash flow before dividend	872	-5,729
Dividend	-2,476	-2,471
Cash flow after dividend	-1,604	-8,200
Conversion of debentures, warrants	-	1
Sale of own shares	6	9
Net cash flow	**-1,598**	-8,190
Acquisitions		
Strategic capital expenditures, properties	**-35,823**	-26,533
Strategic structural expenditures	-1,598	-8,190
Divestments	-310	0
Cash flow before dividend	-2,729	-635
Dividend	-40,460	-35,358
Debt payment capacity	**26 %**	39 %
Debt/equity ratio	**0.73**	0.64

OPERATING CASH FLOW ANALYSIS PER QUARTER

	2005			2004			
SEK M	III	II	I	IV	III	II	I
Operating cash surplus	3,425	3,155	3,087	3,371	3,634	3,658	3,445
Changes in working capital	284	-175	-1,266	942	552	-771	-1,369
Current capital expenditures, net	-785	-1,163	-750	-1,596	-1,071	-1,020	-583
Other operating cash flow changes	-364	-169	-156	-195	6	-88	-78
Operating cash flow	**2,560**	1,648	915	2,522	3,121	1,779	1,415
Financial items	-393	-356	-343	-241	-330	-299	-214
Income taxes paid	-478	-204	-601	-367	-501	-878	-342
Other	-16	-2	3	11	5	5	2
Cash flow from current operations	**1,673**	1,084	-26	1,925	2,295	607	861
Acquisitions	-47	-256	-49	-1,757	452[1]	-7,047	-988
Strategic capital expenditures, properties	-379	-473	-601	-669	-752	-512	-465
Strategic structural expenditures	-31	-12	-12	-46	-63	-32	-85
Divestments	1	0	0	0	0	0	0
Cash flow before dividend	**1,217**	343	-688	-547	1,932	-6,984	-677
Dividend	-21	-2,455	-	-	-21	-2,450	-
Cash flow after dividend	**1,196**	-2,112	-688	-547	1,911	-9,434	-677
Conversion of debentures, warrants	-	-	-	-	-	-	1
Sale of own shares	3	1	2	6	2	3	4
Net cash flow	**1,199**	-2,111	-686	-541	1,913	-9,431	-672

[1] *Preference shares have been reclassified and are treated as loans.*

BUSINESS AREA HYGIENE PRODUCTS

SEK M	2005:3	2005:2	2005:1	0509	0409
Net sales	**12,943**	12,258	11,606	**36,807**	33,455
Tissue	7,917	7,531	7,144	22,592	20,260
Personal Care	5,026	4,727	4,462	14,215	13,195
Operating surplus	**1,888**	1,701	1,636	**5,225**	5,550
Tissue	999	892	888	2,779	3,068
Personal Care	889	809	748	2,446	2,482
Operating profit	**1,083**	962	908	**2,953**	3,457
Tissue	428	391	379	1,198	1,618
Personal Care	655	571	529	1,755	1,839
Gross margin, %	**14.6**	13.9	14.1	**14.2**	16.6
Tissue	12.6	11.8	12.4	12.3	15.1
Personal Care	17.7	17.1	16.8	17.2	18.8
Operating margin, %	**8.4**	7.8	7.8	**8.0**	10.3
Tissue	5.4	5.2	5.3	5.3	8.0
Personal Care	13.0	12.1	11.9	12.3	13.9
Volume trend, %					
Tissue	2.6[1]	4.6[1]	-2.1[1]	9.7[2]	7.8[2]
Personal Care	1.4[1]	8.0[1]	-2.7[1]	7.5[2]	8.5[2]

[1] Compared with the immediately preceding quarter.
[2] Compared with corresponding period previous year.

BUSINESS AREA PACKAGING

SEK M	2005:3	2005:2	2005:1	0509	0409
Net sales	**8,351**	8,094	7,642	**24,087**	23,697
Operating surplus	**900**	919	898	**2,717**	3,373
Operating profit	**444**	455	458	**1,357**	2,024
Gross margin, %[1]	**10.8**	11.4	11.8	**11.3**	14.2
Operating margin, %[1]	5.3	5.6	6.0	**5.6**	8.5
Production					
Liner products, kton	651	689	666	2,006	1,979
Deliveries					
Liner products, kton	660	690	651	2,001	1,971
Corrugated board, Mm²	1,076[2]	1,105[2]	1,052[2]	3,233	3,184

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] Volumes do not include volumes from protective packaging and other high-value segments.

BUSINESS AREA FOREST PRODUCTS

SEK M	2005:3	2005:2	2005:1	0509	0409
Net sales	**3,986**	4,116	3,762	**11,864**	11,140
Publication papers	2,034	1,965	1,932	5,931	5,604
Pulp, timber and solid-wood products	1,952	2,151	1,830	5,933	5,536
Operating surplus	**853**	758	738	**2,349**	2,295
Publication papers	420	330	334	1,084	974
Pulp, timber and solid-wood products	433	428	404	1,265	1,321
Operating profit	**516**	416	401	**1,333**	1,320
Publication papers	206	113	121	440	333
Pulp, timber and solid-wood products	310	303	280	893	987
Gross margin, %	**21.4**	18.4	19.6	**19.8**	20.6
Publication papers	20.6	16.8	17.3	18.3	17.4
Pulp, timber and solid-wood products	22.2	19.9	22.1	21.3	23.9
Operating margin, %	**12.9**	10.1	10.7	**11.2**	11.8
Publication papers	10.1	5.8	6.3	7.4	5.9
Pulp, timber and solid-wood products	15.9	14.1	15.3	15.1	17.8
Production					
Publication papers, kton	**370**	352	367	**1,089**	1,088
Solid-wood products, km³	**367**	372	372	**1,111**	1,058
Deliveries					
Publication papers, kton	**369**	358	366	**1,093**	1,080
Solid-wood products, km³	**383**	407	369	**1,159**	1,107

82-763

Quarterly data – Business areas

	2005			2004			
SEK M	III	II	I	IV	III	II	I
NET SALES							
Hygiene Products	12,943	12,258	11,606	11,904	11,761	11,149	10,545
Tissue	7,917	7,531	7,144	7,336	7,249	6,652	6,359
Personal Care	5,026	4,727	4,462	4,568	4,512	4,497	4,186
Packaging	8,351	8,094	7,642	7,804	7,928	7,939	7,830
Forest Products	3,986	4,116	3,762	3,814	3,586	3,741	3,813
Publication papers	2,034	1,965	1,932	2,005	1,909	1,790	1,905
Pulp, timber and solid-wood products	1,952	2,151	1,830	1,809	1,677	1,951	1,908
Other	247	288	232	298	265	268	256
Intra-group deliveries	-787	-770	-724	-692	-728	-757	-757
Total net sales	24,740	23,986	22,518	23,128	22,812	22,340	21,687
OPERATING SURPLUS							
Hygiene Products	1,888	1,701	1,636	1,712	1,878	1,881	1,791
Tissue	999	892	888	907	1,056	1,028	984
Personal Care	889	809	748	805	822	853	807
Packaging	900	919	898	1,036	1,172	1,138	1,063
Forest Products	853	758	738	800	773	782	740
Publication papers	420	330	334	354	340	317	317
Pulp, timber and solid-wood products	433	428	404	446	433	465	423
Other	-2,710	-103	-491	-642	-110	-105	-106
Total operating surplus	931	3,275	2,781	2,906	3,713	3,696	3,488
OPERATING PROFIT							
Hygiene Products	1,083	962	908	998	1,093	1,186	1,178
Tissue	428	391	379	408	495	556	567
Personal Care	655	571	529	590	598	630	611
Packaging	444	455	458	580	706	697	621
Forest Products	516	416	401	457	446	457	417
Publication papers	206	113	121	137	127	104	102
Pulp, timber and solid-wood products	310	303	280	320	319	353	315
Other	-5,046	-114	-530	-823	-116	-109	-119
Total operating profit	-3,003	1,719	1,237	1,212	2,129	2,231	2,097

Percent	2005 III	II	I	2004 IV	III	II	I
GROSS MARGINS							
Hygiene Products	**14.6**	13.9	14.1	14.4	16.0	16.9	17.0
Tissue	12.6	11.8	12.4	12.4	14.6	15.5	15.5
Personal Care	17.7	17.1	16.8	17.6	18.2	19.0	19.3
Packaging	**10.8**	11.4	11.8	13.3	14.8	14.3	13.6
Forest Products	**21.4**	18.4	19.6	21.0	21.6	20.9	19.4
Publication papers	20.6	16.8	17.3	17.8	17.8	17.7	16.6
Pulp, timber and solid-wood products	22.2	19.9	22.1	24.5	25.8	23.8	22.2
OPERATING MARGINS							
Hygiene Products	**8.4**	7.8	7.8	8.4	9.3	10.6	11.2
Tissue	5.4	5.2	5.3	5.6	6.8	8.4	8.9
Personal Care	13.0	12.1	11.9	12.9	13.3	14.0	14.6
Packaging	**5.3**	5.6	6.0	7.4	8.9	8.8	7.9
Forest Products	**12.9**	10.1	10.7	12.0	12.4	12.2	10.9
Publication papers	10.1	5.8	6.3	6.9	6.7	5.8	5.4
Pulp, timber and solid-wood products	15.9	14.1	15.3	17.6	19.0	18.1	16.5

FIVE-YEAR SUMMARY

	IFRS	Swedish Accounting Principles			
Full year	2004	2003	2002	2001	2000[1]
Earnings after financial items, SEK M	6,585	6,967	8,078	8,090	9,327
Earnings per share, SEK	22.11	21.84	24.54	24.05	30.64
Earnings per share, before goodwill amortization, SEK	22.11	26.51	29.15	28.40	33.76
Debt/equity ratio, times	0.63	0.44	0.49	0.51	0.39
Return on capital employed, %	9	11	13	14	18
Return on shareholders' equity, %	10	10	12	13	20

[1] *Adjusted historically to reflect new issues*

CASH FLOW ANALYSIS

1 January–30 September

SEK M	2005	2004
Current operations		
Earnings after financial items	-1,141	5,614
Adjustment for items not included in cash flow[1]	8,875	3,976
	7,734	9,590
Taxes paid	-1,283	-1,721
Cash flow from current operations before changes in working capital	**6,451**	7,869
Cash flow from changes in working capital		
Change in inventories	-279	-351
Change in current receivables	767	-130
Change in operating liabilities	-1,645	-1,107
Cash flow from current operations	**5,294**	6,281
Investment activities		
Acquisition of subsidiaries	-333	-6,440
Acquisition of tangible and intangible fixed assets	1	0
Proceeds from sale of equipment	-4,534	-4,676
Payment of loans to external parties	407	308
Repayment of loans from external parties	2	221
Cash flow from investment activities	**-4,457**	-10,587
Financing activities		
Sale of own shares	6	9
Borrowings	23	7,071
Dividend paid	-2,476	-2,471
Cash flow from financing activities	**-2,447**	4,609
Cash flow for the period	-1,610	303
Liquid funds at beginning of year	3,498	1,929
Translation differences in liquid funds	133	13
Liquid funds at end of period	**2,021**	2,245
Reconciliation with the operative cash flow analysis		
Cash flow for the period	**-1,610**	303
Deducted items:		
Repayment of loans from external parties	-2	-221
Increase of debt	-23	-7,071
Added items:		
Net debt in acquired companies	-19	-1,143
Accrued interests	80	-24
Investments through financial leasing	-24	-35
Conversion of loan to shareholders' equity	-	1
Net cash flow according to operating cash flow	**-1,598**	-8,190

[1] Depreciation and write-down of fixed assets	*7,061*	*4,456*
Fair value valuation of trees	*-245*	*-189*
Non-cash items related to restructuring program	*2,320*	*-*
Other	*-251*	*-291*
Total	*8,875*	*3,976*

Press conference

SCA invites media, analysts and investors to a press conference at Salénhuset, Aulan, Norrlandsgatan 15 at 13.00 CET on 26 October.

A telephone conference and webcast will be held at 15.00 CET on 26 October. For information how to participate and to download slide presentation, visit www.sca.com/investors.

For further information please contact:

Jan Åström, President and CEO. Phone: +46 70 586 0701.
Bodil Eriksson, Senior Vice President, Communications and Investor Relations.
Phone: 08-7885234 or +46 70-6296634.